UNITED
             STATES SECURITIES AND
             EXCHANGE COMMISSION
                   Washington, D.
                   C. 20549

                        SCHEDULE 13
G
                 (Rule 13d-102)
   INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT
 TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS
                  THERETO FILED PURSUANT TO RULE
                  13d-2(b)
                     Amendment No. __1__
                  PSYCHEMEDICS CORPORATION
                       Name of Issuer
                ____________COMMON__________
                Title of Class of Securities
               __________744375106___________
                        CUSIP Number
              ________January 1, 1999__________
Date of Event Which Requires Filing of This
Statement
Check the appropriate box to designate the rule

pursuant  to which this Schedule is filed:

     [  ]   Rule 13d-1(b) [X]                               Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

CUSIP NO.   744375106              13G
Page 1  of
4



1.   NAMES OF REPORTING PERSON
      I.R.S.  IDENTIFICATION NO. OF ABOVE
PERSON  (ENTITIES ONLY)
          Richard T. Christoph,
          Richard T. Christoph IRA, Ann B.
          Christoph IRA, and
Richard  T.  Christoph, Trustee of the  Carla
C.
McMahan Trust

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*  [a]
[X]
                                                         [b] [   ]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen

NUMBER OF      5.   SOLE VOTING POWER
SHARES
1,400,250
BENEFICIALLY   6.   SHARED
VOTING POWER
OWNED BY
-0-
EACH           7.   SOLE
DISPOSITIVE POWER
REPORTING
1,400,250
PERSON         8.   SHARED DISPOSITIVE POWER
WITH                        -0-
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH  REPORTING
PERSON

          1,400,250 as of February 1, 1999

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(9)  EXCLUDES CERTAIN
SHARES*
[  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW 9

           6.34%  of  22,146,398 shares
outstanding  as  of November 3, 1998

12.  TYPE OF REPORTING PERSON*

          IN

CUSIP NO.   744375106              13G
Page 2  of 4



Item 1(a)      Name of Issuer:

          Psychemedics Corporation


Item 1(b)      Address:

          1280 Massachusetts Ave.
               Cambridge, MA 02138

Item 2(a)      Name of Person Filing:

          Richard T. Christoph, Richard T.
          Christoph IRA, Ann B. Christoph IRA,
          and
Richard  T.  Christoph, Trustee of  the  Carla
C.
     McMahan Trust

Item 2(b)      Address:

          1156 Lynette Drive
          Lake Forest, Illinois 60045

Item 2(c)      Citizenship:

          U.S. Citizen

Item 2(d)      Title of Class of Securities:

          Common

Item 2(e)      CUSIP Number:

          744375106

Item 3.If  This  Statement is Filed Pursuant  to
       Rule  13d1(b),  or  13d-2(b) or (c),
       Check Whether the  Person Filing is a:


       (a) [  ]  Broker or dealer registered
under Section
       15 of the Exchange Act.
       (b) [  ]  Bank as defined in Section 3(a)
       (6) of the Exchange Act.
           (c) [  ]   Insurance company as
           defined in Section 3 (a) (19) of the
           Exchange Act.
           (d) [  ]  Investment company
           registered under Section 8 of the
           Investment Company Act.
       (e) [  ]  An investment adviser in
       accordance with Rule 13d-1 (b) (1) (ii)
       (E);
       (f) [  ]  An employee benefit plan or
           endowment fund in accordance with
           Rule 13d-1 (b) (1) (ii) (F);
       (g) [   ]  A parent holding company or
           control person in accordance with
           Rule 13d-1 (b) (1) (ii) (G);
CUSIP NO.   744375106              13G
Page 3  of 4



       (h) [    ]   A  savings  association  as
           defined  in Section  3(b)  of  the
           Federal Deposit  Insurance Act;

       (i) [   ]   A  church plan that is
           excluded from  the definition   of
           an  investment  company   under
           Section 3(c) (14) of the Investment
           Company Act;

       (j) [   ]   Group, in accordance with
           Rule 13d-1  (b) (1) (ii) (J).

       If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.   Ownership.
       Provide the following information
regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
       (a)Amount beneficially owned:


       ______1,400,250__________________________
       ___________ _______________

       (b)Percent of class:
          ______6.34% of 22,146,398 shares
outstanding as
       of November 3, 1998_________

(c)Number of shares as to which such person has:

   (i)Sole power to vote or to direct the vote
       _______1,400,250__________

 (ii) Shared power to vote or to direct the vote
       ________-0-_____________

  (iii)  Sole power to dispose or to direct the
disposition of  ___1,400,250____

 (iv) Shared power to dispose or to direct the disposition of _____-0-______
Item 5         Ownership of Five Percent or Less
of a Class:
N/A


Item 6         Ownership of More than Five
Percent on Behalf
of Another Person:  N/A


Item   7           Identification  and
Classification   of N/A
          the Subsidiary which Acquired the
          Security Being Reported on the
          Parent Holding Company:


Item  8         Identification and
Classification of Members
of the Group:       N/A
Item    9            Notice   of   Dissolution
of   Group:
N/A

CUSIP NO.   744375106              13G
Page 4  of 4


Item 10        Certification:

          By  signing below, I certify that, to
          the best  of my  knowledge and belief,
          the securities  referred to  above
          were not acquired and are not held
          for the  purpose of or with the effect
          of changing  or influencing  the
          control of the  issuer  of  such
          securities and were not acquired and
          are not  held in  connection  with  or
          as a participant  in  any transaction
          having that purpose or effect.


          After  reasonable inquiry and to the
          best  of  my knowledge   and   belief,
          I  certify   that   the information
          set forth in this statement  is  true,
          complete and correct.

          Date:          February 5, 1999

    Signature:___/S/ Richard T. Christoph___

          Name/Title:    Richard T. Christoph,
Individually, and on
                     behalf of the Richard T.
Christoph IRA, and
                     as  Trustee  of  the Carla
C.  McMahon Trust.


          Date:          February 5, 1999

          Signature:_/S/.Ann B. Christoph_

          Name/Title:    Ann B. Christoph, on
                    behalf of the Ann B.
                    Christoph IRA